MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2015 and 2014

_______________________

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of March 17, 2016 and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2015 and 2014 and the related notes thereto. All financial information has been prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 26 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company’s shares trade on the Toronto Stock Exchange and NYSE MKT Equities Exchange under the symbol “AKG”.  The Company’s primary asset is its Asanko Gold Mine Project (the “Project”) located on the Asankrangwa gold belt in Ghana.

Asanko’s vision is to become a low cost, mid-tier gold producer.  Asanko’s vision will be achieved through the phased development of the Asanko Gold Mine. Phase 1 of the Project is fully constructed and is in its final stages of commissioning. First gold was produced in January 2016 with commercial production expected by Q2 2016. It is envisioned in a current Phase 2 pre-feasibility study that the Project will be expanded from approximately 200,000 ounces per year to over 400,000 ounces per year by 2018.

Overall Performance

Financial Performance

The Company does not expect to generate revenues until the commencement of commercial production at the Asanko Gold Mine in Q2 2016.  As such, during the three months ended December 31, 2015 (“Q4 2015”) Asanko had a net loss of $2.8 million or a loss of $0.02 per share compared to net loss of $2.9 million or $0.02 per share during the three months ended December 31, 2014 (“Q4 2014”).

Phase 1 Operations

Mining

Pre-stripping of the Nkran pit is nearing complete, with over 24.6Mt of waste and 0.9Mt of ore mined, as at the end of February 2016.  Ore mined to date has been mostly from zones that were in the inferred category, which do not form an integral part of the mine plan, and are located peripheral to the main orebodies, which have been exposed as the mining pushback has advanced.  During early 2016, further mineralized zones of the main Nkran orebody have been exposed in places along the western flank of the pit and are available to support the ore production levels required as the AGM commissions and ramps up to steady-state.  The ore from these zones is being verified by RC grade control drilling where access permits.

Mining operations continue at rates in line with long-term steady state mining plans.  The mining of the ore zones encountered to-date have been selective due to the generally narrow and discontinuous nature of these zones, but geological mapping and grade control drilling have provided a steady source of this ore for commissioning.  As mining advances and deepens on the western flank of the Nkran deposit, ore domains continue to be exposed giving continuity along strike, at depth and considerably greater widths.

The RC drilling program has progressed well since it commenced in April 2015. The RC drilling is aligned to the 3 meters flitch and 6 meters mining bench plans, and has been developed on 10 x 5 meters intervals.  Additional inclined holes are drilled to 22.5 and 45 meter depths, and sampled at 1.5 meter intervals. This pattern provides cover for 6 benches (36 vertical meters), which is equivalent to approximately 6 months of mining. The plan is to eventually have a RC grade control

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

model 9 to 12 months ahead of the production schedule and a phase of 120 meter deep boreholes has now been introduced to achieve this.

During the pre-stripping operation, the RC drilling program evaluated the inferred resources and peripheral zones of mineralization that are located outside the main ore domains. As at February 29, 2016, 2,299 grade control drill holes have been drilled for 70,490 meters and 55,193 gold assays. In addition 1,600 meters of rip-lines have been analyzed and mapped.

Processing

Construction of the 3.0 million tonne per annum (“Mtpa”) processing facility was completed in early 2016 and commissioning and ramp-up to steady state is now underway.  The process operations for milling, gravity gold recovery, carbon-in-leach (“CIL”), elution and the tailings storage facility (“TSF”) are all fully operational and first gold was produced on January 27, 2016.

Commissioning is progressing well and is approximately one month ahead of the original schedule. The crusher was handed over from the EPCM contractor to Asanko in mid-December and was commissioned during the last half of the month. Ore was stockpiled ahead of the milling operations and introduced into the SAG and Ball mills during the last week in December.

Commissioning of the mills was initially conducted on marginal grade ore until the mills achieved the designed hourly throughput rates and grind. The mills have had several days of continuous operations with daily milling rates matching or exceeding designed throughputs of 8,300 tonnes per day. In addition both mills have also attained grinds that are in line with the plant design parameters.

The operations were fed low grade ores until the density built up in the CIL circuit. Once this was achieved, cyanide was introduced into the CIL and gravity gold circuits and the entire operation from milling to the CIL circuit is now being run. Gold inventory in the CIL circuit has built up to steady-state levels and regular weekly gold pours are occurring, with gold being shipped and sold immediately after production. Availability and recovery are both continuing to improve towards steady state and commercial production is expected in Q2 2016.

Power Supply Update

In February 2016, Asanko signed a five-year Power Purchase Agreement (“PPA”) with the Volta River Authority, a parastatal power provider in Ghana.  Power is being delivered via a 30km long, 161kV power line connecting the Project site to the national power grid at the Asawinso substation.

In addition, the Company has installed 20 megawatts of diesel generator capacity at site as a 100% redundant back-up supply of power.  The back-up power is fully operational.

A previous power purchase agreement with independent power provider Genser Energy Ghana Limited (“Genser”) was terminated in accordance with the agreement.

Key Milestones

An update on the key milestones that the Company is working towards are, as follows:

Original Guidance

Current Status

Commence early works

Q2 2014

Complete

Near mine resource definition drilling at Dynamite Hill

Q2 2014

Complete

Finalize revisions to the Red Kite financing arrangements

Q2 2014

Complete

Investment Decision for Phase 1

Q3 2014

Complete

DPP including updated Mineral Resource Estimate (“MRE”)

Q4 2014

Complete

Commence Project Construction

Q3 2014

Complete

Phase 2 Pre-Feasibility Study

Q1 2015

Complete

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Commence Commissioning and Ramp-up

Q1 2016

Complete

Steady State Commercial Production

Q2 2016

Q2 2016

Phase 2 Definitive Feasibility Study

Q2 2016

Q3 2016

Phase 1 Development Expenditures

The capital cost budget for the Project as approved by the board of directors is $295 million with the Project commencing July 1, 2014.  Phase 1 development expenditures as at December 31, 2015 were recorded through Property, Plant and Equipment at $256 million, as follows:

Asanko Gold Mine Totals
Cost of Property, Plant and Equipment	$ millions
As at December 31, 2015	290.4
Less: costs incurred prior to July 1, 2014 (pre-construction decision)	(13.8)
Less: costs acquired through the acquisition of PMI	(9.2)
Less: capitalized interest	(11.4)
Total Phase 1 Development Expenditures	256.0

Of the $256 million, approximately $27.2 million of Phase 1 development expenditures were in payables as at December 31, 2015.

Commitments and Contractual Obligations

As at December 31, 2015, the Company had incurred capital costs and has contractual obligations and open purchase orders totaling $293.2 million relating to the construction of the Asanko Gold Mine Phase 1.  Approximately $256 million has been paid or invoiced, with the balance of $37.2 million due to be paid within 1 year as work is completed on Phase 1.  Nearly all of the capital expenditure has now been committed and the Project is expected to be completed within the $295 million capital expenditure budget.

Contractual Obligations	$ millions	%
Phase 1 development expenditures paid	228.8	78%
Invoiced amounts in payables	27.2	9%
Total costs incurred	256.0	87%
Further commitments made	37.2	12%
Total committed	293.2	99%
Estimated additional to complete	1.7	1%
Remaining contingency	-	0%
Total estimated cost	294.9	100%

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Development Costs

During the year ended December 31, 2015, $28.7 million was spent on development costs, not including asset retirement costs additions or share-based payments, compared to $23.2 million during the year ended December 31, 2014. Development costs for the current year include $21.2 million for VAT paid on costs capitalized to property, plant and equipment and work in progress.

	Year ended December 31,
	2015	2014

Camp	$ 1,311	$ 2,485
Community affairs and environment	296	2,652
Development support costs	3,431	3,259
Development drilling and assays	-	2,087
EPCM, early works	-	9,373
Feasibility studies and engineering	-	477
Geotechnical monitoring	465	-
Permitting	265	769
Phase 2 feasibility	1,748	-
VAT receivable allowance	21,230	2,112
	28,746	23,214
Asset retirement costs	5,683	2,982
Share-based payments	1,514	2,095
	$ 35,943	$ 28,291

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Exploration and Evaluation

During the year, the Company continued an exploration program focused on high priority targets that have the potential to add oxide resources to the Asanko Gold Mine using systematic and low-cost exploration methods. This follows positive results from an extensive regional prospectivity mapping exercise undertaken in 2014 by external consultants.

The Asankrangwa Gold Belt and wider Kumasi Basin in Ghana contain a number of large economic gold systems such as Nkran, Esaase and Edikan. Significant potential exists for Asanko to generate further value on its land holdings as demonstrated with the recent discovery of the Dynamite Hill deposit.

The study concluded that only 7% of Asanko’s highly prospective concession area had been explored historically. The study has provided a better understanding of the controls on the location of gold deposit formation and the expression of these controls in exploration data and a significant number of new exploration targets have been generated. The identified targets provide a clear opportunity for the exploration team and offer the potential for rapid delineation of new deposits and resource areas.

The 2015 exploration programme has been designed to provide a cost effective validation of the prospectivity targets, as well as establish a level of parity to the data coverage. To this end, an airborne geophysical survey was conducted during the period in order to infill areas not flown already, and importantly lay the foundation for contiguous geological and structural modelling of targets. Near surface oxide targets were prioritized for investigation during the 2016 programme, and initial drill testing is underway.  The budget for the 2016 program is approximately $3.5 million.  Exploration expenditures

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

during 2015 were $1.2 million.  Expenditures were predominantly related to investigations on properties within 10 kilometers of the Nkran pit.  Investigations included trenching, sampling and some drilling.

	Three months ended Dec 31,		Year ended Dec 31,
($000’s)	2015	2014	2015	2014

Airborne surveys	$ 646	$ -	$ 646	$ -
Assays	334	-	334	-
Exploration support	385	86	565	86
Geological consulting and wages	410	220	1,430	442
Permits	150	-	298	24
Share-based compensation	23	161	242	161
	$ 1,948	$ 467	$ 3,515	$ 713

Corporate Overhead

During the year ended December 31, 2015, $5.7 million was incurred in corporate overhead, including wages, consulting fees, professional fees, office rents and investor relations activity, as follows:

	Three months ended Dec 31,		Year ended Dec 31,
($000’s)	2015	2014	2015	2014
Corporate overhead
Wages and consulting fees	$ 883	$ 1,990	$ 2,189	$ 4,240
Office rent and administration	698	467	1,620	1,784
Professional fees	263	435	837	1,167
Regulatory fees	30	21	211	338
Travel, promotion and Investor relations	153	332	803	986
Total corporate overhead	2,027	3,245	5,660	8,515
Non-cash items:
Depreciations	11	97	59	154
Share-based compensation	(141)	172	1,322	2,373
Total administration expenses	$ 1,897	$ 3,514	$ 7,041	$ 11,042

Funding

In December 2015, the Company agreed with its lender, RK Mine Finance Trust I (“Red Kite”), to consolidate the US$20 million cost overrun facility into the project loan facility of US$130 million for a total debt facility of US$150 million. The terms for the increased US$150 million debt facility remain the same.  Interest rates accrue at LIBOR +6% with a 1% LIBOR minimum, there are no gold price or financial covenants on the loan, no hedging and no sweep of excess free cash. The first quarterly payment of approximately US$10.3 million is due on July 1, 2016. The Company can also elect to repay the loan, or a portion thereof, early with no penalties.

Red Kite also agreed to waive the 3% drawdown fee and as such, Asanko drew the remaining US$20 million, removing any uncertainty over access to the funds in the event they are required. Asanko has issued four million warrants to purchase common shares in Asanko, granted to Red Kite as part of the original funding package. The strike price of the warrants has been set at $1.83 (approximately C$2.46) per share, which was calculated based on a 25% premium to the 20-day volume weighted closing price, as at December 16, 2015. They expire three years from the date of issue.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

The Company believes it is fully funded through to commencement of commercial production of Phase 1 of the AGM with US$114.8 million in cash on-hand, as at December 31, 2015 (December 31, 2014 - $228.8 million).  The Company expects to generate positive cash flows commencing in Q2 2016. The remaining use of funds (including commissioning and startup costs) is $76.2 million, creating a current funding buffer of approximately $39 million.

Forecast Cash Uses 31-Dec-15 to 1-Apr-16	$ millions
Invoiced amounts in payables	27.2
Further commitments made	37.2
Estimated additional to complete	1.7
Remaining contingency	-
Total Remaining Project Spend	66.1
Working capital less pre-production revenue (incl. VAT)	8.2
Corporate overhead and other	1.9
Total Cash Uses	76.2

Phase 2 Pre-Feasibility Study

The Company completed a Pre-Feasibility Study on the Project in May 2015 (the “May 2015 AGM PFS”) outlining the expansion of the processing facilities and bringing the Esaase pit into the mine plan as Phase 2 of the Asanko Gold Mine construction.  The Phase 2 expansion envisions one large, multi-pit mine, including the Phase 1 pits, producing an average of 411,000 ounces of gold annually over a 10.5 year Life of Mine (“LoM”) from 2018.  The Esaase ore would be mined and crushed at Esaase and then conveyed to a central processing facility at Obotan. The Obotan facility would be expanded with a 5 Mtpa flotation plant to be built alongside the 3 Mtpa Carbon-in-Leach (“CIL”) plant currently under construction for Phase 1.  In addition the annual throughput of the Phase 1 CIL plant would be upgraded and increased to 3.8Mtpa by adding 2 extra CIL tanks to allow for the blending of oxide ores from Esaase into the feed from the current Phase 1 pits. Highlights of the May 2015 AGM PFS are, as follows:

•

Life of Mine gold production of 4.7 million ounces over a 12.5 year mine life (Phase 1 and 2).

•

Lowest quartile All-In Sustaining Costs of US$798/oz including corporate overhead and interest on debt.

•

Robust project economics with strong cash flow generation even in a weak gold price environment:

Total AGM Economics	NPV (5%)* US$ (millions)	IRR* (%)	2018 - 2021 After-Tax FCF (US$ millions)
Downside Case - US$1,150/oz	476	20	702
Study Basis - US$1,300/oz	770	27	848
Upside Case - US$1,500/oz	1,149	36	1,043

* After-tax project NPV & IRR over Life of Mine basis 1 July 2014

As a result of the positive project economic outcomes of the May 2015 AGM PFS, a portion of the Esaase Mineral Resources have been upgraded to Mineral Reserves with total AGM mineral reserves, as follows:

Total AGM Mineral Reserves	Tonnage (Mt)	Grade (g/t)	Ounces (millions)
Proven	38.0	1.75	2.14
Probable	58.9	1.64	3.11
Total	96.9	1.68	5.25

The Board of Directors has approved the commencement of a Definitive Feasibility Study (“DFS”) for Phase 2, which will include optimization of the mine plan, further metallurgical test work and more detailed engineering. The DFS is expected to

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

be complete in Q3 2016. Completing a successful DFS, arranging financing for the $270 million capital cost, and obtaining permitting for Phase 2 will be required for the Board of directors to make an investment decision.

Discussion of Operations

Asanko Gold Mine Project

The acquisition of PMI in early 2014 has created a flagship project in Ghana and the foundation on which to build a mid-tier gold mining Company. The flagship project was created by combining both the Obotan and Esaase Projects into one mine now referred to as the “Asanko Gold Mine”. The Asanko Gold Mine (“AGM” or the “Project”) consists of six known open pit deposits over a 25km trend and is located in Ghana, West Africa (below figure).

The Government of Ghana has a 10% free carried interest in the AGM in accordance with Ghanaian Law.  Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary, Keegan Resources (Ghana) Limited, which owns the Esaase concession, have been issued to the Government of Ghana. The government has a nominee on the board of this subsidiary. There is no shareholders’ agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder. The Ghanaian Government is entitled to 10% of declared dividends from the net profits of Asanko’s operations in Ghana but does not have to contribute to its capital investment.

The Company’s Ghanaian subsidiary, which owns the Abore, Abirem and Adubea mining leases has neither issued 10% of the Company’s shares to the Government of Ghana nor appointed a government representative to the board of the subsidiary.  Subsequent to December 31, 2015, the Company completed a corporate restructuring whereby the Company transferred all mining leases and concessions held by Adansi Gold Company (GH) Limited to Keegan Resources Ghana Ltd.  In addition, Keegan Resources Ghana Ltd plans to transfer the Asumura exploration concessions to a new subsidiary, Asanko Gold Exploration Ltd.  Asanko Gold Exploration Ltd. will become the Company’s exploration vehicle in Ghana and continue to be owned 100% by Asanko Gold Barbados Inc.

Following the re-organization, Keegan Resources Ghana Ltd will be renamed Asanko Gold Ghana Ltd and will be the Company’s operating entity in Ghana, holding all of the assets of the Asanko Gold Mine.  Asanko Gold Ghana Ltd will be 90% owned by Asanko Gold (Barbados) Inc. and the Government of Ghana will have a 10% free-carried interest.

In the future, the Company intends on winding up Adansi Gold Limited and PMI Gold Corporation.

Development Strategy

The Company envisions developing the Asanko Gold Mine in two phases.  Phase 1 is based on the November 2014 Definitive Project Plan and is fully financed, fully permitted and under construction.  Phase 1 is targeting steady-state production averaging 190,000 ounces per year by Q2 2016, mining ore from the main pit at Nkran, along with feed from satellite pits at Adubiaso, Abore, Asuadai and Dynamite Hill, and processed via a 3Mtpa CIL plant.

The Company completed a Pre-Feasibility Study in May 2015, outlining the expansion of the processing facilities to include a 5Mtpa flotation plant and bringing the Esaase pit into the mine plan as Phase 2 of the Asanko Gold Mine construction.  The Phase 2 expansion envisions one large, multi-pit mine producing an average of 411,000 ounces of gold annually over a 10.5 year Life of Mine (“LoM”) from 2018.

The Company engaged DRA Mineral Projects (“DRA”) to manage the May 2015 AGM PFS. DRA are currently building Phase 1 of the Project on an EPCM basis.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Mineral Resources

The AGM Mineral Resources are divided between the Obotan deposits (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai deposits) for which a 0.8 g/t cut-off was used, and the Esaase deposit for which a 0.6 g/t cut-off was used. The estimation for all the deposits forming the AGM were compiled by Charles J. Muller, of CJM Consulting. The Obotan deposit estimation was completed in September 2014 whilst the Esaase estimation was completed in September 2012.

Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
DynamiteHill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

 Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures. The MRE for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) and Phase 2 (comprising the Esaase deposit) resources were all prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa.  The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Muller has reviewed and approved the technical content of this MD&A.   Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has supervised the scientific or technical information for the Project.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Asanko Gold Mine Mineral Reserve Statement

As a result of the positive economic outcomes of the May 2015 AGM PFS, a portion of the Company’s Mineral Resources for Esaase have been upgraded to Mineral Reserves. The Mineral Reserves have been restated assuming a $1,300 per ounce gold price (previously assumed $1,400 per ounce gold price) and include revised modifying factors when compared to the Mineral Reserves from the standalone Esaase PFS published in May 2013.  The combination of these changes has resulted in an increase in the Esaase Mineral Reserves of 0.3 million ounces.

2015 Updated Mineral Reserve Statement

1.1 Deposit	Proven			Probable			Total P&P
1.2	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
1.3 Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
1.4 Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
1.5 Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
1.6 Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
1.7 Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
1.8 Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

Notes: A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

The Reserve Statement for the Phase 1 (comprising the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits) were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa.  The Reserve Statement is reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada.  Mr. Obiri-Yeboah has reviewed and approved the technical content of this MD&A.

Mining Operations

A Phase 1 LoM schedule was developed to supply a 3Mtpa mill feed rate from the Nkran pit and the four satellite deposits.  A mining contractor has been established on site and is currently carrying out pre-stripping activity at the Nkran pit.  It is anticipated that a mining contractor will be used for all ore and waste mining activities.

The deposits will all be mined utilizing a conventional truck and shovel method. Grade control drilling together with onsite laboratory facilities will be used to delineate the ore from the waste.  Ore and waste will be drilled and blasted, then loaded and hauled to either the run-of-mine (“ROM”) pad or direct tip into the crushing facility from the Nkran deposit.  For the satellite deposits - Adubiaso, Dynamite Hill, Abore and Asuadai – ore will be placed on pit rim stockpiles or on waste rock storage facility with haul trucks.  A fleet of contracted road trucks will be utilized to haul ore from the respective pit rim stockpiles to the ROM stockpile.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Ore from Esaase will be primary and secondary crushed to a particle size -90 mm at Esaase and then transferred to the expanded central processing facility on an industry standard, troughed overland conveyor.  The conveyor corridor will be secured with high security fencing and motion sensors and will be monitored on a continuous basis.  Extensive studies were completed on the optimal ore transfer methodology which included trade off studies that reviewed rail, pumping and road transport in addition to the selected conveyor option. Esaase waste material will be hauled to the two allocated waste rock dump positions to the West and South of the Esaase pit.

AGM Mine Plan

Pre-stripping operations are currently underway at the Nkran pit with a total of 21.7 million tonnes (“Mt”) of waste to be stripped in 2015 ahead of ore mining.  During the first year of production in 2016, ore will be mined primarily from the Nkran pit, resulting in a feed grade to the mill of 2.15 g/t gold.  The Esaase pit will be brought into production in Q1 2018 with feed being blended over the 12.5 year mine life and augmented by the four satellite pits.

Life of mine it is estimated that 94.0Mt of ore and 405.5Mt of waste (excluding the Nkran pre-strip) will be mined, resulting in a LoM strip ratio of 4.3:1.

PFS Mine Plan for Combined Phase 1 & 2

Years 2015-2022

	2015	2016	2017	2018	2019	2020	2021	2022
Obotan Pits
Ore mined (‘000t)	230	3,704	3,123	3,319	3,000	2,951	2,850	3,001
Grade mined (g/t)	2.44	2.15	2.22	2.15	2.30	2.28	2.23	2.20
Waste (‘000t)	19,761	21,254	21,928	21,152	20,993	23,179	22,754	18,147
Esaase Pit
Ore mined (‘000t)			2,500	5,003	5,846	6,842	5,303	6,003
Grade mined (g/t)			1.33	1.56	1.70	1.48	1.33	1.24
Waste (‘000t)			5,276	10,699	18,820	22,413	24,138	26,243
Combined
Ore mined (‘000t)	230	3,704	5,623	8,321	8,846	9,793	8,154	9,004
Grade mined (g/t)	2.44	2.15	1.82	1.80	1.91	1.72	1.64	1.56
Waste (‘000t)	19,761	21,254	27,205	31,850	39,813	45,591	46,892	44,390
Strip ratio (w:o)	86.05	5.74	4.84	3.83	4.50	4.66	5.75	4.93
Plant feed (‘000t)	0.00	3.00	3.40	8.15	8.23	8.60	8.80	8.80
Feed grade (g/t)	0.00	2.15	1.85	1.97	1.92	1.68	1.73	1.37
Recovery (%)	0.0%	88.1%	90.9%	89.6%	90.7%	89.8%	91.0%	90.1%
Gold produced (oz)	0	182,428	183,658	460,817	461,502	416,285	446,365	349,190

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Years 2023-2028

	2023	2024	2025	2026	2027	2028	LoM Total
Obotan Pits
Ore mined (‘000t)	3,001	3,001	3,000	3,001	2,325	0	36,505
Grade mined (g/t)	2.15	1.93	1.94	2.08	2.12	0.00	2.15
Waste (‘000t)	8,484	9,761	4,619	1,863	889	0	194,784
Esaase Pit
Ore mined (‘000t)	5,359	4,597	4,356	4,910	5,000	1,988	57,707
Grade mined (g/t)	1.49	1.21	1.24	1.25	1.37	2.29	1.43
Waste (‘000t)	29,235	30,904	31,067	21,777	8,034	1,900	230,506
Combined
Ore mined (‘000t)	8,360	7,597	7,357	7,910	7,325	1,988	94,212
Grade mined (g/t)	1.73	1.50	1.53	1.56	1.61	2.29	1.71
Waste (‘000t)	37,719	40,665	35,686	23,641	8,923	1,900	425,289
Strip ratio (w:o)	4.51	5.35	4.85	2.99	1.22	0.96	4.51
Plant feed (‘000t)	8,774	8,000	8,000	8,000	7,325	4,519	94,212
Feed grade (g/t)	1.63	1.57	1.58	1.56	1.66	2.26	1.71
Recovery (%)	91.7%	89.8%	89.8%	91.7%	92.2%	96.6%	91.0%
Gold produced (oz)	419,931	385,298	389,780	387,983	395,090	216,621	4,694,949

PFS Ore Mine Plan (un-optimized) for Asanko Gold Mine

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Processing

The Phase 1 processing plant is currently under construction and approximately 94.3% complete.  The design is based on a typical single stage crushing, SAG, ball milling circuit (SABC) and CIL flow sheet.  It includes single stage jaw crushing with reclaim from a live stockpile and open circuit SAG mill, feeding cyclones that in turn operate in a closed circuit with a ball mill.  A pebble crusher will receive scats from the SAG mill, crush them and return them to the SAG for further grinding.  The hydrocyclones will achieve the final product size of P80 106 μm.  A gravity circuit will be utilized to treat a portion of the cyclone underflow stream to recover coarse free gold, around 40%, from the recirculating load.  The milled product will gravitate to a trash screen before entering a pre-leach thickener followed by a conditioning tank.

A seven stage CIL circuit will be used to leach and absorb gold from the milled ore onto activated carbon.  An AARL elution circuit will be used to recover gold from loaded carbon.  Cyanide in the CIL tailings will be detoxified using the SO2 / Air method.  The detoxified tailings are then pumped to the Tailings Storage Facility (“TSF”).

This process flow sheet is well known in the industry, and is relatively low risk as it was proven as a successful processing route for the Nkran ores during Resolute Mining Ltd operations from 1998 to 2002.

The Phase 2 expansion project will expand the central processing facility with the addition of a 5Mtpa ball mill, gravity concentrator followed by a flotation circuit. The concentrate from the float circuit at a mass pull of 10% will be reground and then transferred to a new CIL circuit for leaching and then final gold production.

Phase 2 further makes provision for the opportunity to optimize feed material streams to either the flotation or whole ore leach circuit via interlinking conveyors between the respective mill feed circuits.  In doing this, there is an opportunity to optimize recoveries and operating costs depending on the ore types being mined. The milling circuits could be operated at different grinds to facilitate maximum liberation and therefore optimum value add.

The relatively soft, easy milling oxide ores from Esaase can be blended into the Phase 1 CIL circuit allowing the tonnage throughput to be increased to 3.8Mtpa. These oxide ores also give improved recovery through the CIL circuit compared to the flotation plant. In the construction of the Phase 1 CIL circuit the civil work has been done to allow two additional CIL tanks to be added to the circuit to ensure that the residence time is maintained at the higher throughput. All the other equipment is sized to handle the additional tonnage.

In addition, testwork has shown that similar recoveries can be achieved by processing the Nkran fresh ore through the flotation circuit at potentially lower operating cost. Additional testwork is planned during the DFS to optimize the economic benefits of this scenario.

Having the two milling circuits in the same location will also allow any new, near-mine geological exploration discoveries to be processed under optimal economic conditions.

The final tailings from Phase 1 and Phase 2 will report to a single TSF. The TSF currently being constructed to service Phase 1 is designed to hold all the tailings from both phases for the life of the operations. Services and infrastructure between Phase 1 and Phase 2 will be shared as far as possible.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Phase 1 Process Flow Sheet – 3Mtpa CIL Plant

ROM
Primary Crushing
Stockpile
Pebble Crushing
SAG Mill
Ball Mill
Gravity Concentration
GRG Dissolution
Pre-Leach Thickener
Return Water to Plant
Cyanide Detoxification
Pre-Leach & Carbon In Leach
TSF
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion

Phase 2 Process Flow Sheet – Addition of 5Mtpa Flotation Plant

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

ROM
Oxide Crushing (Hybrid)
Sulphide Crushing (Jaw)
2° Crushing
Stockpile
Mill
1° Gravity Concentration
GRG Dissolution
Discharge to Environment
Arsenic Precipitation
Solids Filter
RO Plant
Brine
Flotation
Pre-Leach Thickener
Cyanide Detoxification
Excess Water
Combined TSF
2° Gravity Concentration
Regrind Mill
Carbon In Leach
Elution
Electrowinning
Gold Room
Loaded Carbon
Gold Bullion

Life of Mine Process Plant Discounted Recoveries

Gold Recovery	Phase 1 DPP	AGM (Phases 1&2)
Ore sourced from Obotan
Oxide	94.8%	90.7%
Transitional	95.1%	91.1%
Fresh	93.8%	93.0%
Ore sourced from Esaase
Oxide	-	89.8%
Transitional	-	87.0%
Fresh	-	92.4%
LoM Blend Recovery	93.9%	91.7%
LoM Blend Discounted Recovery	92.6%	90.9%

Life of Mine Process Plant Operating Costs

LoM US$/t milled	Phase 1 DPP	AGM (Phases 1&2)
Labour	0.7	0.3
Power	6.5	5.2
Reagents & other consumables	4.4	4.9
Other	1.9	1.2
Total	13.4	11.7

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Note:  The information in this MD&A that relates to Processing is based on information compiled by Mr. Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr. Bezuidenhout is a Director of DRA Mineral Projects. Mr. Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this MD&A, was satisfied with the verification process and consents to the disclosure in this MD&A. Mr. Bezuidenhout has reviewed and approved the technical content of this MD&A.

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 is estimated at $295 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including allowances for contingencies and estimating inaccuracies of 8.3% in aggregate (amounting to $22.75 million).

Phase 1 Capital Cost Estimate	$ millions
Process plant	85
Mining (pre-production costs)	71
Power infrastructure	18
Buildings, offices and accommodation	12
TSF, WRD, ROM, water supply, civil works	23
CSR, owners team, G&A	47
EPCM	16
Sub total	272
Contingency & estimating inaccuracies	23
Total	295

The incremental capital cost of the mine, process plant and associated infrastructure for Phase 2 is estimated at US$270 million. The cost is inclusive of all additional infrastructure and indirect costs required.

Phase 2 Expansion Capital Cost Estimate	$ millions
Front End materials handling	30
Overland conveyor	62
Process plant	83
Infrastructure	30
Indirect costs	38
Contingencies	27
Total	270

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Operating costs

The average cash operating cost for the AGM (Phases 1 and 2) is estimated at $670 per ounce. Estimated All in Sustaining Costs (World Gold Council definition of AISC) are $798 per ounce, which places the AGM in the lowest quartile of industry costs. These costs are based on the treatment of 8.8Mtpa of ore producing an average 411,000 ounces of gold per annum and are inclusive of corporate overheads and interest on debt*.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, currently contracted mining costs and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs.

Operating Cost Estimate (US$/oz)	Phase 1	AGM (Phases 1&2)
Waste mining	243	299
Ore mining	105	69
Processing	210	243
General and administrative	83	55
Refining	4	4
Cash Costs	645	670
Royalties	65	68
Sustaining and deferred capex	19	23
Corporate Overhead	35	24
Interest on Phase 1 Project Debt	17	7
Interest on Phase 2 Debt*	-	6
All-in sustaining cash costs	781	798

*Assumes a further US$170 million in debt on same terms and conditions as current facility for illustrative purposes only

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Annual Cash Flows (based on $1,300/oz of gold)

	UOM	LOM	2014 and 2015	2016	2017	2018	2019	2020
Tonnes milled	‘000t	94,212	-	3,000	3,400	8,150	8,225	8,600
Head grade	g / t	1.71	-	2.15	1.85	1.97	1.92	1.68
Recovery	%	90.9%	0.0%	88.1%	90.9%	89.5%	90.7%	89.8%
Production	Oz	4,694,949	-	182,428	183,658	460,817	461,502	416,285
Net cash flow	$’000	1311	(279.6)	(93.4)	(19.0)	275.0	217.6	173.9

	UOM	2021	2022	2023	2024	2025	2026	2027	2028
Tonnes milled	‘000t	8,800	8,802	8,774	8,473	8,498	8,398	8,000	3,092
Head grade	g / t	1.73	1.37	1.63	1.57	1.58	1.56	1.66	2.26
Recovery	%	91.2%	90.0%	91.6%	89.9%	90.1%	91.9%	92.4%	96.6%
Production	Oz	446,364	349,190	419,931	385,298	389,780	387,983	395,090	216,620
Net cash flow	$’000	182.0	78.9	149.4	104.1	107.6	120.0	157.8	136.7

Royalty rates in Ghana are governed by section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates that the holder of a mining lease, restricted mining lease, or small scale mining license, pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model for the combined Phase 1 and 2. The significant financial sensitivities identified were discount rate and gold price shown here after taxes and royalties.

	Net Present Value at Various Discount Rates ($ million)
Gold Price $/oz	3%	5%	6%	7%	8%	IRR
1,100	497	378	328	282	241	17.34%
1,200	725	574	510	452	399	22.57%
1,300	952	770	692	621	557	27.33%
1,400	1,180	965	873	790	714	31.73%
1,500	1,407	1,160	1,054	958	871	35.89%
1,600	1,634	1,355	1,235	1,127	1,029	39.87%

Note:The information in this MD&A that relates to the economic assessment is based on financial models compiled by Mr. John Stanbury of CRESCO Project Finance. Mr. Stanbury has acquired the qualifications of BSc (Eng), BProc, LLB and MBA and has been a member of senior management in a number of mining companies across various industries. Mr Stanbury has sufficient experience to prepare the financial sections as disclosed in this release based on the relevant technical inputs provided by other competent persons. Mr. Stanbury consents to the inclusion of such financial information in this release in the form and context in which it appears.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot, as follows:

		Impact on NPV(5%) in $000’s
	Flex Amount	Positive Case	Negative Case
Process recovery	1%	13,094	(13,094)
Taxation	2.5%	28,934	(28,934)
NPV Discount Rate	1%	78,132	(78,132)
Ore Gold Grade	1%	11,909	(11,909)
Gold selling price	$100/oz	195,131	(195,484)
Operating cost	3%	44,936	(44,887)
Installation capex	10%	36,590	(36,686)

Permitting

The Company has or has applied for renewal, of all necessary permits required for the operation of Phase 1 of the Project.

For Phase 2 permitting, the Esaase Project Environmental Impact Statement (“EIS”) was amended to exclude the processing and the tailings storage facility at Esaase and include the conveyor belt from Esaase to the existing processing facility site.  The Scoping Document was submitted to the EPA on August 27, 2015 and the public comment period passed.  The EPA held an initial Community Consultation meeting on November 24, 2015.  Following the meeting, the EIS was updated to include the conveyor route baseline survey data. The amended EIS was submitted to the EPA for final approvals in December 2015 and the Public Hearing has been scheduled in March 2016.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Project Schedule

The Phase 2 Pre-Feasibility Study was completed on the basis that construction of the Phase 2 expansion will commence in July 2016 with steady state operations of over 400,000 ounces per annum projected in 2018.  A Definitive Feasibility Study (“DFS”) is now underway which will optimize the mining operations by more efficiently sequencing the six open pit deposits into one integrated mining schedule, as well as evaluate process synergies and optimizations.  A positive DFS, requisite permits and project financing will be required in order for the Company to make an investment decision on whether to proceed with the expansion.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company to be contemplated, where there is a claim for damages that exceeds ten percent of the Company’s current assets.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Matisse and Madison Claim

During October 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

Selected Annual Information

($000’s)		Year ended December 31, 2015		Year ended December 31, 2014		Year ended December 31, 2013

Total revenue	$	NIL	$	NIL	$	NIL
Loss for the year		8,306		22,642		1,692
Loss per share – basic and diluted		0.04		0.14		0.02
Total assets		624,169		481,102		242,181
Total long-term financial assets		NIL		NIL		NIL
Cash dividends declared per share		NIL		NIL		NIL
Working capital		63,527		213,704		170,758

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended ($000’s)	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
December 31, 2015	$ 306	$ 214	$ 0.00
September 30, 2015	252	(3,306)	(0.02)
June 30, 2015	185	(760)	(0.00)
March 31, 2015	273	(4,454)	(0.02)
December 31, 2014	234	(2,910)	(0.02)
September 30, 2014	287	(9,330)	0.05)
June 30, 2014	356	515	0.00
March 31, 2014	376	(10,917)	(0.08)

Liquidity and Capital Resources

The Company had working capital of $63.5 million and cash and cash equivalents of $114.8 million at December 31, 2015 compared to $213.8 million and $228.7 million respectively at December 31, 2014.

On February 11, 2015, the Company closed a bought deal financing of 22,770,000 common shares at a price of C$2.02 per share, for gross proceeds to the Company of approximately $36.4 million (C$46.0 million). The Company paid $1.8 million (C$2.2 million) in fees to a syndicate of underwriters and an additional $0.3 million in legal and regulatory fees in relation to the bought deal financing.

During December 2015, the Company drew its $20 million Over-run Facility and expects that its available cash resources will be sufficient to complete Phase 1 of Project construction, cover its administrative overhead and pursue further growth through organic exploration and mergers and acquisitions.

As at December 31, 2015 the Company’s contractual obligations under the Senior Definitive Facilities Agreement was $185.5 million, consisting of $150 million drawn under the facility as well as total future interest payments of $35.5 million.

Contractual obligations	Payments due by period
($000’s)	Total	1 year	2-3 years	4-5 years

Long term debt, including future interest charges	$ 185,509	$ 20,568	$ 151,613	$ 13,326

Open purchase orders and other obligations	37,200	37,200	-	-

	$ 222,709	$ 57,768	$ 151,613	$ 13,326

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

The Company may receive additional funds through the exercise of outstanding common stock warrants and options or, if required, through the sale of additional common shares either as a private placement or common stock offering.

As at December 31, 2015, the other sources of funds potentially available to the Company are through the exercise of the outstanding share-based options with terms as follows:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	1,114,141	4.00	1.93	676,641	3.83	1.93
C$2.01-C$3.00	10,188,000	3.34	2.11	8,430,125	3.32	2.19
C$3.01-C$4.00	2,827,900	1.62	3.79	2,827,900	1.62	3.79
C$4.01-C$5.00	630,500	1.16	4.54	630,500	1.16	4.54
C$6.01-C$7.00	26,250	1.44	6.10	26,250	1.44	6.10
	14,786,791	3.08	2.57	12,591,416	2.88	2.66

At December 31, 2015, the Company had 4 million share purchase warrants outstanding at an exercise price of $1.83 per share purchase warrant.

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised. As at December 31, 2015, 1.1 million of the Company’s share-based options were in-the-money.

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

($000’s)	2015	2014

Salaries and benefits	$ 1,660	$ 1,760
Share-based payments	777	1,494
	$ 2,437	$ 3,254

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Universal Mineral Services (“UMS”) is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but continued to share the cost of UMS’s office tenancy and IT services where required until May 31, 2015.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

During the year ended December 31, 2015, the Company reimbursed UMS for costs related to the shared office tenancy of $50(2014 - $124). As at December 31, 2015, the Company had $nil net prepaid and deposits with UMS (December 31, 2014 - $13).

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations, the effective interest rate of long term debt, embedded derivatives and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

The assumptions used to determine the Company’s asset retirement obligation are as follows:

	Year ended	Year ended
($000’s)	December 31, 2015	December 31, 2014

Undiscounted and uninflated estimated future cash obligation	$ 19,189	$ 12,769
Range of expected term until settlement	14 years	14-16 years
Discount rate range	2.47%	2.35%

Share-based payments: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Foreign currency forward contracts: The fair values of the foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discontinued to present value.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Embedded derivative liability: the Company recognizes an embedded derivative liability relating to the interest rate floor of the long term loan. The Company used three month LIBOR forward curve rates and assumptions about the time value of the embedded derivative to estimate its fair value. Changes in these inputs can materially affect the fair value estimate.

Effective interest rate: Management estimated the effective interest rate of the long term debt based on three-month LIBOR as at December 31, 2015. Changes in the three-month LIBOR rate can affect the effective interest rate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Asanko Gold Mine Project. Exploration and evaluation expenditures reflect those expenditures incurred to identify new deposits that are not envisaged to be part of the Asanko Gold Mine. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during the year ended December 31, 2015.

Financial Instruments and Other Instruments

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2015, the Company had interest receivable of $nil (December 31, 2014 - $0.07 million).

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2015 the Company had a cash and cash equivalents balance of $114.8 million (December 31, 2014 – $228.7 million) to settle current accounts payable and accrued liabilities of $34.8 million (December 31, 2014 - $15.3 million) that are considered short term and expected to be settled within 30 days. The Company’s first payment of $10.6 million of interest, withholding tax and principal on the consolidated Project Facility is due on July 1, 2016. The Company expects to generate positive cash flow from operations commencing in 2016, which would be available to meet future long term debt obligations.

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s loan agreement with Red Kite provides for interest at LIBOR plus 6% with a minimum LIBOR of 1%.

The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the year ended December 31, 2015.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

 (ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  During the year ended December 31, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates.

During the year ended December 31, 2015, the Company realized a foreign exchange gain of $0.2 million on settlement of currency forward contracts.

(iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2015 and 2014, the Company had no financial instruments exposed to other price risk.

(d)

Fair values

(i)

Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had or have settlement terms that range from one month to eleven months.

At December 31, 2015, the company had outstanding foreign currency forward contracts to buy ZAR 6.0 million in exchange for C$ 0.6 million with settlement dates between one and two months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.61% to 2.13% using an option pricing model.

(iii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the current and non-current portions of the long term debt approximates its carrying value due to the floating rate nature of the debt instrument.

(e)

Items of income, expense, gains or losses arising from financial instruments

	2015	2014

Interest income from loans and receivable	$ 849	$ 1,253
Realized foreign exchange gain (loss) from currency forward contracts	194	-
Realized and unrealized net foreign exchange gain (loss) from other financial instruments	(1,645)	(27)

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. Management used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2015 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

There are inherent limitations in all control systems and no matter how well designed. An economically feasible control system, even determined to be effective, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements.

Changes in internal control over financial reporting

There has been no material change in the Company’s internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 196,995,607 common shares of the Company issued and outstanding and 17,326,791 share purchase options and 4 million warrants outstanding. The fully diluted outstanding share count is therefore 218,322,398.

Forward-looking Statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

ASANKO GOLD INC.

Management’s Discussion & Analysis

Year ended December 31, 2015 and 2014

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2015, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.  Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Phase 2 of the Project will be built or that the overall conclusions of the Definitive Feasibility Study will confirm the May 2015 AGM PFS outcomes, which is on file at www.sedar.com.